Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, CA 94547

Christine A. Tsingos
Vice President and Chief Financial Officer
Telephone: 510-741-6006
Fax: 510-741-5819
Email: christine_tsingos@bio-rad.com

May 25, 2012

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, DC 20549-3030

Re:    Bio-Rad Laboratories, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 29, 2012
File No. 001-07928

Dear Mr. Cascio:

Bio-Rad Laboratories, Inc. (“Bio-Rad”) or (the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated April 27, 2012 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the filing listed above. To assist your review, we have included the text of the Staff's comments below in bold italicized type.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 24

1.  We see that 70% of your income is generated outside of the U.S. Please tell us your consideration of providing liquidity disclosures regarding the amount of cash and investments held by foreign subsidiaries that could be subject to potential tax and the impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, it appears that you have repatriated foreign earnings during fiscal year 2010. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

As of December 31, 2011, we had $813.1 million in cash, cash equivalents and short-term investments of which $625.5 million, or approximately 77%, was in the U.S. and $187.6 million, or approximately 23%, was in our foreign subsidiaries. We believe that our holdings of cash, cash equivalents and short-term investments in the U.S. and in our foreign subsidiaries are sufficient to meet both the current and long-term needs of our global operations. In general, it is primarily our practice and intention to reinvest the cash generated by our foreign subsidiaries in our foreign subsidiaries' operations.

In response to the Staff's comment, we will in future filings provide the following disclosure in our discussion of our liquidity:

At Month XX, 20XX and 20XX, we had $xxx million and $xxx million in cash, cash equivalents and short-term investments, respectively, of which approximately xx% was in our foreign subsidiaries. We believe that our holdings of cash, cash equivalents and short-term investments in the U.S. and in our foreign subsidiaries are sufficient to meet both the current and long-term needs of our global operations. The amount of funds held in the United States can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of our ongoing liquidity assessments, we regularly monitor the mix of domestic and foreign cash flows (both inflows and outflows). Repatriation of overseas funds will result in additional U.S. federal and state income tax payments. It is primarily our intention and practice to reinvest the cash generated by our foreign subsidiaries in our foreign subsidiaries' operations.

Consolidated Financial Statements

Note 1. Revenue Recognition, page 40

2.  We reference the disclosure that you account for your reagent agreements under the accounting guidance for revenue arrangements with multiple deliverables. Please tell us specifically how you apply FASB ASC 605-25-25-30 in your accounting for reagent agreements, including how you allocate consideration at the inception of the arrangement to all deliverables. In future filings please also include the applicable disclosures required by FASB ASC 605-25-50. Please show us your proposed revised disclosure.

Response:

In our application of FASB ASC 605-25-25 and ASC 605-25-30, we determined that our reagent agreements represent one unit of accounting as the instrument and consumables (reagents) are interdependent in producing a diagnostic result that neither has a stand-alone value with respect to these agreements. All revenues that we earn under our reagent agreements are recognized pursuant to the terms of each agreement and are based and entirely contingent upon either (i) when the consumables to conduct a fixed number of tests are delivered or (ii) as reported by the customer on a per test basis.

In response to the Staff's comment, we will in future filings provide the following enhanced disclosure regarding our revenue recognition policy:

Revenue Recognition

Revenue is recognized when pervasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, collectability is reasonably assured and title has passed to the customer or product has been delivered absent specific contractual specifications.  Revenue associated with equipment that requires factory installation is not recorded until installation is complete and customer acceptance, if required contractually, has occurred.  At the time the related revenue is recognized, a provision is recognized for estimated product returns. Service revenues on extended warranty contracts are recognized ratably over the life of the service agreement, or as services are performed if not under contract.

Reagent agreements are a diagnostic industry sales method that provides use of an instrument and consumables (reagents) to a customer on a per test basis.  We evaluate our reagent agreements and account for these contracts under the guidance pertaining to accounting for revenue arrangements with multiple deliverables.  Our reagent agreements represent one unit of accounting as the instrument and consumables are interdependent in producing a diagnostic result that neither has a stand-alone value with respect to these agreements. All revenues that we earn under our reagent agreements are recognized pursuant to the terms of each agreement and are based and entirely contingent upon either (i) when the consumables to conduct a fixed number of tests are delivered or (ii) as reported by the customer on a per test basis.

Note 6. Income Taxes, page 53

3.  In future filings, please explain the nature of each significant reconciling item when reconciling the U.S. statutory tax rate to the provision for income taxes. For example, identify the countries where the tax rate most significantly impacted your income tax expense. In addition, please discuss the nature of the foreign earnings you repatriated in 2010. Refer to FASB ASC 740-10-50-12.

Response:

In response to the Staff's comment, we will in future filings provide similar disclosure to explain the nature of significant reconciling items when reconciling the U.S. statutory tax rate to the provision for income taxes as follows:

For the years ended December 31, 2011, 2010 and 2009, our foreign taxes result primarily from taxable income earned in France and Switzerland. Switzerland has a statutory tax rate of approximately 19%, which is significantly lower than our U.S. statutory tax rate of 36.8%, including state taxes. Our effective tax rate is also significantly reduced by French tax incentives related to our research and development activities. A significant portion of our consolidated income included non taxable dividend income generated in Luxembourg in 2010 and 2011, which further reduced our effective tax rate.

The 2010 repatriation of foreign earnings was a one time distribution from Luxembourg to the U.S. and we do not expect another significant repatriation in the foreseeable future. The underlying earnings were primarily generated from our French and Swiss operations. The repatriation resulted in a net U.S federal benefit due to the associated foreign tax credit.

Note 13. Segment Information, page 63

4.  We note that you do not disclose quantitative information about your products and services. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact.

Response:

With respect to whether to disclose revenue for each product and service, we considered the guidance in FASB ASC 280-10-50-40 and determined that the disclosure is impracticable based on the numerous products and services that we sell, the global markets that we serve, and our current diverse and decentralized information systems.

In response to the Staff's comment, we will in future filings provide the following enhanced disclosure regarding our revenue for each product and service for segment reporting as follows:

Bio-Rad is a multinational manufacturer and worldwide distributor of its own life science research products and clinical diagnostics products.  We have two reportable segments:  Life Science and Clinical Diagnostics.  These reportable segments are strategic business lines that offer more than 8,000 different products and services and require different marketing strategies. We do not disclose quantitative information about our different products and services as it is impractical to do so based on the numerous products and services that we sell, the global markets that we serve, and our current diverse and decentralized information systems.

Item 9a. Controls And Procedures, page 66

(a) Evaluation of Disclosure Controls and Procedures, page 66

5.  We see that you continue to identify a significant deficiency related to your revenue process and you identified two additional significant deficiencies with respect to (i) reagent rental controls at certain of your international subsidiaries and (ii) multiple controls for various business processes at a more limited number of minor international subsidiaries. Please tell us how you have considered that these significant deficiencies represent a material weakness in your disclosure controls and procedures and /or internal control over financial reporting at December 31, 2011.

Response:

We respectfully advise the Staff that we evaluate all identified control deficiencies in accordance with the guidance contained in paragraphs 62-70 of Public Company Accounting Oversight Board Auditing Standard No. 5 (AS5).

As a result of our testing of internal controls in 2011, several control deficiencies were identified that remained un-remediated at December 31, 2011. As more fully discussed below, due to the fact that 1) these control deficiencies occur primarily in international locations that are individually not material to the group, and 2) the probability of a complete failure of controls at any one of the international locations in any one period of time is considered to be extremely low, we do not believe that the potential magnitude of any misstatement that might result from the control deficiencies, either individually or in the aggregate, could rise to a material level.

Notwithstanding this, we determined that these deficiencies, when aggregated, were important enough to merit the attention of our Audit Committee and therefore represented three separate significant deficiencies in our internal control over financial reporting. Having concluded that three significant deficiencies existed at December 31, 2011, we assessed whether or not these significant deficiencies constituted, in the aggregate, a material weakness. We considered that while the revenue and reagent rental processes both relate to our revenue and accounts receivable balances, the potential magnitude of any misstatements that may result from the significant deficiencies would not be expected to be material, for the reasons identified above. Pertaining to the significant deficiency related to certain minor international locations, we concluded that aggregation with the significant deficiencies related to the revenue and reagent rental processes was not appropriate, as the accounts and disclosures impacted by this significant deficiency did not overlap. We further considered whether this combination of deficiencies might prevent prudent officials in the conduct of their own affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles, and concluded that they would not, given the potential magnitude of the misstatements that might arise as a result of the deficiencies identified, as well as the relative size of the affected international subsidiaries as compared to the Company as a whole.

Based on the above considerations, we continue to believe that the three significant deficiencies do not represent a material weakness in our disclosure controls and procedures and/or our internal control over financial reporting.

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In connection with the foregoing response, we acknowledge that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (510) 741-6006 or by fax at (510) 741-5815 if you have any questions or comments regarding this correspondence or if you require any further information.

Very truly yours,

/s/ Christine A. Tsingos
Vice President and Chief Financial Officer